Exhibit 23





                 Consent of Independent Auditors




The Board of Directors
Brinker International:


We consent to the incorporation by reference in registration statement No. 333-42224 on Form S-8 of Brinker International of our report dated June 15, 2001 related to the statements of net assets available for plan benefits of the Brinker International, Inc. 401(k) Savings Plan and Trust as of December 31, 2000 and 1999, the related statements of changes in net assets available for plan benefits for the years then ended and the related supplemental schedule as of and for the year ended December 31, 2000, which report appears in the December 31, 2000 annual report on Form 11-K of the Brinker International, Inc. 401(k) Savings Plan and Trust.




                                  /s/  KPMG LLP



Dallas, Texas
June 28, 2001